SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Publicly Held Company

CNPJ n. 02.558.154/0001-29	NIRE n. 5330000576-1

     NOTICE TO SHAREHOLDERS
EXTRAORDINARY GENERAL MEETING

Tele Norte Celular Participações S.A. ("Company") announces that upon the resolution of its shareholders, the Extraordinary General Meeting held on February 22, 2006 was adjourned until March 20, 2006, at 2:00 p.m., when the meeting will be recalled to order, exempt from a new call, in the Company’s headquarters, located at SCN, Quadra 4, Bloco B, n. 100 - Centro Empresarial Varig, Torre Oeste, Part A, 7th floor, room 702, Brasília - DF, to deliberate on the following Agenda:

1. Withdrawal of Members of the Board of Directors and election of new members; and 2. Election of the Chairman and the Vice Chairman of the Board of Directors.

General Instructions:

a)
According to article 141 of Law No. 6404/76 and CVM Instruction n. 165/91, and article 1 of CVM Instruction n. 282/98, the percentage required for multiple voting requests shall be five percent (5%) of the voting capital;

b)
The powers of attorney for voting in the General Meetings, as well as requests for multiple vote, must be delivered at the address were the meetings will be held, as mentioned above, forty-eight (48) hours in advance of the Meetings;

c)
Shareholders participating in the Fungible Custody of Registered Shares, that wish to attend the General Meetings, are required to present a statement of their shareholding position, supplied by the custody agent no later than two (2) days before the date of the General Meetings.

Brasília, February 23, 2006.

Arthur Joaquim de Carvalho
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations